

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

Via E-mail
Stefan Krause
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12, 60325 Frankfurt am Main
Germany

>   **Re: Deutsche Bank Aktiengesellschaft**
>   **Form 20-F for Fiscal Year Ended December 31, 2012**
>   **Filed April 15, 2013**
>   **Form 6-K Filed July 31, 2013**
>   **File No. 001-15242**

Dear Mr. Krause:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2012

Item 10: Additional Information, page 68

Memorandum and Articles of Association, page 68

1.   Please note that Instruction 1(b) to Item 10 of Form 20-F allows for incorporation by reference of information regarding the company's memorandum and articles of association only from a previously filed registration statement on Form 20-F or a registration statement filed under the Securities Act. Because the Form 20-F that you have listed on page 68 is an annual report, not a registration statement, you may not incorporate by reference from this report. Therefore, in the future, please reproduce the referenced information in the body of your annual report or incorporate by reference from a registration statement in accordance with the form instructions.

01 – Management Report

Results of Operations, page 14

Provision for Credit Losses, page 17

2.   You state here and on page S-11 that the decrease in the provision excludes the effect of
        Postbank releases related to loan loss allowances recorded prior to consolidation in 2012
        and 2011. You also state that the impact of such releases is reported in interest income.
        Please tell us whether you recorded the Postbank loans at fair value upon consolidation
        consistent with your accounting policy on page 258, and if so, why your disclosure here
        and on page S-11 implies that you have maintained loan loss allowances on Postbank
        loans related to a period prior to consolidation. Tell us, and consider revising your
        disclosure in future filings to clarify, what you mean by loan loss allowances recorded
        "prior to consolidation," and discuss whether you determined the fair value and the
        incurred losses of the Postbank loan portfolio independent of the carrying values and
        allowances for incurred losses that were recorded on Postbank's financial statements.

3.   As a related matter, please revise your disclosure in future filings to include a roll-
        forward of the credit mark that you recorded upon acquisition of Postbank loans and
        other material acquisitions of loan portfolios you may acquire in the future. The roll-
        forward should include recoveries recognized in the period as well as the remaining
        credit mark on the acquired loan portfolio.

02- Consolidated Financial Statements, page 245

Consolidated Statement of Changes in Equity, page 246

4.   We note that the "Other" line item for noncontrolling interests for the years ended
        December 31, 2012 and 2011 appears to be significant. Please tell us and provide
        clarifying disclosure in future filings to explain the types of activities included within this
        line item.

Note 1 – Significant Accounting Policies, page 250

Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA), page 250

5.   We note your disclosure that during the fourth quarter of 2012 you refined both your
        DVA and CVA methodologies. However, we are unable to tell from your disclosure the
        specific refinements made to each of the methodologies.   Please respond to the
        following:

        •   Describe the specific market based approach you switched to for your DVA
            methodology.

- Clarify whether this new market based approach utilized for your DVA methodology was available to be used prior to the fourth quarter of 2012, and if so, discuss the factors driving the switch during Q4 2012.

- Regarding the CVA change, discuss the factors driving the increased transparency of the market value of counterparty credit that became possible during 2012. As part of your response, please clarify whether this increased transparency occurred for all counterparties, or only certain ones.

- To the extent this increased counterparty credit transparency only resulted for certain counterparties, please quantify the percentage of your instruments that are with those counterparties and describe whether you believe further transparency will result in the future for additional counterparties.

- Discuss whether you performed back-testing of the changes implemented and, if so, quantify for us the estimated historical impacts to income (besides the disclosed effect upon adoption of the refinements).

- Discuss if the CVA and DVA adjustments are theoretically consistent with each other. If the methodologies are different, please explain the reasons for the differences.

Recognition of Trade Date Profit, page 260

6.   You disclose that if there are significant unobservable inputs used in the valuation technique, the financial instrument is recognized at the transaction price and any profit implied from the valuation technique at trade date is deferred. You go on to state that using systematic methods, the deferred amount is recognized over the period between trade date and the date when the market is expected to become observable, or over the life of the trade (whichever is shorter), and any remaining trade date deferred profit is recognized in the consolidated statement of income when the transaction becomes observable or you enter into off-setting transactions that substantially eliminate the instrument's risk. We also note your disclosure on page 275 that the decision to subsequently recognize the trade date profit requires a careful assessment of the then-current facts and circumstances supporting the observability of parameters and/or risk mitigation. Please respond to the following:

- Tell us how you determined that your policy for recognizing such deferred profits over each of these periods (i.e., between the trade date and when the market is expected to become observable, over the life of the trade, and when you enter into off-setting transactions that eliminate the instruments' risk) represents a market participant notion. Refer to IAS 39.AG76A.

- As it relates to the €231 million of deferred profit recognized in income during 2012, please describe the specific factors leading to the recognition of the deferred profit in income.

- Tell us whether you have ever recognized deferred profit in income as a result of entering into an off-setting transaction that substantially eliminates the instrument's risk, and describe those types of transactions. Also, quantify the amount of deferred profit recognized in income as a result of those transactions during the past three years.

Impairment of Loans and Provision for Off-Balance Sheet Positions, page 262

7. Given that your charge-off policy for the portion of mortgage loans which is uncollateralized is quite lengthy at 840 days past due (or at 2.3 years past due), please explain how you utilize historical experience to estimate your allowance for loan losses. For example, you state on page 84 that loans not charged off at 270 days or less (such as mortgage loans) are provisioned based on the level of historical loss rates, which are derived from observed recoveries of formerly charged-off similar loans. In your response, discuss how you base your provisions on the level of historical loss rates by addressing the following:

- Identify the data utilized, the data periods considered, and how any geographical differences/trends are considered.

- Explain any differences in your allowance methodology, including the data utilized for loans charged off at 270 days or less, and mortgage loans charged off at 840 days.

Repurchase and Reverse Repurchase Agreements, page 265

8. Your disclosure indicates that you offset reverse repurchase agreements and repurchase agreements with the same counterparty, maturity, currency and central securities depositary (CDS) and where there is a legally enforceable right to set off. We also note your disclosure on page 183 where you state that repurchase and reverse repurchase agreements are presented gross, as they do not settle net in the ordinary course of business, even when covered by a master netting agreement. Lastly, we note your new offsetting disclosures on page 86 of your Form 6-K filed July 31, 2013, where you appear to have some amounts offset on the balance sheet related to reverse repurchase agreements and repurchase agreements. Please clarify your policy related to offsetting for these instruments, and tell us whether you expect any change in your offsetting policy upon the adoption of the amendments to IAS 32.

9. We note the comments made by your CFO during your Q2 2013 earnings call held on July 30, 2013 regarding the accounting treatment for "enhanced repurchase transactions,"

which were made in response to various media reports about the accounting and capital implications of such transactions. Please respond to the following:

- Provide a walkthrough of the typical stages, and terms at each stage, of these types of transactions and the related accounting followed at each stage.

- Contrast the terms (including maturity), stages, and accounting followed for these "enhanced repurchase transactions" with the terms (including maturity), stages and accounting followed for a standard repurchase agreement, which you disclose on page 265 as being accounted for as a collateralized financing.

- Tell us the types of counterparties with which you enter into these "enhanced repurchase transactions" and explain whether there are any key differences or trends between the counterparties to the "enhanced repurchase transactions" and the standard repurchase transactions.

- Tell us whether the counterparty to the transaction drives whether you enter into a "enhanced repurchase transaction" or a standard repurchase transaction. If not, tell us the business reasons for which you would prefer to enter into the "enhanced repurchase transaction" as compared to a standard repurchase transaction.

- Quantify the amount of "enhanced repurchase transactions" outstanding for each of the last three years.

- Clarify whether these "enhanced repurchase transactions" are reflected in the offsetting disclosures contained on pages 84-88 of your Form 6-K filed July 31, 2013, and if so, explain how and where.

- Describe the accounting analysis you performed under IAS 32 to account for these "enhanced repurchase transactions" on a net basis.

- Describe the effect of these "enhanced repurchase transactions" on each of your capital ratios as compared to the effect on your capital ratios if they had been accounted for as standard repurchase agreements.

Note 6 – Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss, page 303

10.   We note your disclosure in footnote (1) to the Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss table that discusses the fair value movements on securitization structures. Please respond to the following:

- Clarify whether this footnote is referring to consolidated securitization structures for which you have elected the fair value option on both the assets and liabilities. If not, please clarify the exposures held related to these securitization structures and how you are accounting for them.

- Clarify why you appear to earn gains on the asset side at the same time as you earn gains on the long-term debt held. Similarly, when you have a loss on the fair value of your long-term debt held, you appear to have losses on the financial assets held.

- Your disclosure indicates that the sum of the gains and losses earned on these consolidated securitization structures represents the Group's share of the losses. Clarify whether there are any noncontrolling interest holders in these structures.

Note 14 – Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets," page 309

11.   We note that the securitized assets reclassified from trading assets to loans had a carrying value of €3.6 billion compared to a fair value of €2.8 billion as of December 31, 2012, and that the fair value relative to the carrying value of this category of assets has continued to decrease every year. We also note that loans reclassified from trading assets to the loans category had a carrying value of €6.8 billion relative to a fair value of €6.2 billion, and that fair value relative to the carrying value of this category has remained stable for the past several years while the fair value relative to the carrying value of the loan reclassified from available to sale has increased from year to year. Please respond to the following:

- Tell us the underlying factors that contribute to the difference between the fair value and carrying value as of this date for these two categories and how those factors have changed over time. As part of your response, confirm that the carrying value disclosed reflects any provision for credit losses recorded for these categories.

- Provide more discussion of the nature of the assets classified in those categories to provide additional context for the difference between the fair value and carrying value, particularly in light of the fact that significant provisions for credit losses continue to be recorded for these reclassified assets per the table on page 311 (as well as during the interim periods of 2013) and losses continue to be recognized upon sale.

- We note your disclosure that the carrying value of loans reclassified from trading was reduced by €540 million due to the restructuring of loans. Clarify whether these restructurings were deemed to be "new loans" and clarify the types of modifications performed and describe the accounting and classification of these restructured assets.

Note 15 – Financial Instruments carried at Fair Value, page 311

Sensitivity Analysis of Unobservable Parameters, page 319

12.   We note your disclosure that the December 31, 2011 amounts disclosed for the sensitivity
analysis for the credit derivatives and debt securities were adjusted due to a refinement of
the sensitivity. We also note that per review of the December 31, 2011 Form 20-F, the
size of the disclosed changes were very significant. For example, the positive and
negative fair value movements for debt securities changed from a range of €217 million
(positive and negative) to a range of €2.3 billion (both positive and negative) and a
similar large change was noted for the credit derivatives. Please respond to the
following:

- Tell us the primary factors driving such a significant change in the sensitivity analysis
for these classes of securities.

- Tell us why only certain classes of derivatives and securities were affected by this
refinement.

- Clarify whether there were any changes into the valuation methodologies or sources
of data utilized for the valuation of these instruments for financial reporting purposes.

Note 18 – Equity Method Investments, page 324

13.   You disclose that equity method investments for which there were published price
quotations had a carrying value of €2.4 billion and a fair value of €1.8 billion as of
December 31, 2012. You go on to state that no objective evidence of impairment was
determined for these investments. We note that your accounting policy on page 254
states that if there is objective evidence of impairment, an impairment test is performed
by comparing the investment's recoverable amount, which is the higher of its value in use
and fair value less costs to sell, with its carrying amount. Please tell us why a fair value
that is €600 million or 25% lower than carrying value does not represent objective
evidence of impairment and did not lead you to perform an impairment test on these
equity method investments. Refer to IAS 36.12(d).

Note 29 – Provisions, page 344

Interbank Offer Rates Matters, page 346

14.   We refer to recent news articles that indicate you are conducting an internal review
related to the Libor-related investigations. Please disclose in future filings the status of
any Libor-related internal investigations and any material findings, including conclusions
that you have reached with respect to employee conduct.

Note 35 – Income Taxes, page 359

15.   You disclose adjustments for prior years related to current tax expense and deferred tax expense within your tabular disclosure on page 359, and you include footnote 1 below the table that states these adjustments include a current tax benefit of €435 million with an offsetting amount in deferred tax expense. Please tell us where the adjustments for prior years are reflected within your tax rate reconciliation on page 360 that are not offset within your current and deferred tax expense for the period, and consider revising your disclosure in future filings to clarify where these prior year adjustments are included.

Note 42 – Condensed Deutsche Bank AG (Parent Company only) Financial Information, page 373

16.   Please revise your financial statements presented within this Note and within Note 43 related to Condensed Consolidating Financial Information to include a total for comprehensive income presented in either a single continuous statement or in two separate but consecutive statements.

Supplemental Financial Information, page S-1

Renegotiated Loans, page S-9

17.   We note that renegotiated loan positions have increased generally in recent years due to the deterioration of the global macroeconomic environment. However, you did experience a decrease in Non-German renegotiated loans considered nonimpaired. Please revise your disclosure in future filings discuss the underlying factors that contributed to the decline in Non-German renegotiated loans considered nonimpaired during 2012. To the extent that you have an accounting policy where loans can be removed from renegotiated loan status due to certain circumstances, disclose that policy, including the requisite circumstances, in future filings.

Form 6-K Filed July 31, 2013

Exhibit 99.1

Recently Adopted Accounting Pronouncements, page 63

IFRS 10, IFRS 11, IAS 27 and IAS 28, page 63

18.   We note your disclosure on page 64 that the majority of the effect of the adoption of IFRS 10 is due to the consolidation of certain funds where the Group provides guarantee protection to third parties over the funds' assets. Given the nature of the guarantee and the fact that you act as the investment manager and cannot be removed, please tell us how you concluded that consolidation was not previously required under SIC 12.

Amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets," page 74

19.   We note your disclosure on page 75 that the decrease in the carrying value of assets previously classified as trading includes a €1.4 billion reduction relating to commercial real estate loans where the structured entity borrower has been consolidated under IFRS 10 in the second quarter of 2013 resulting in property being recognized in the consolidated balance sheet. Please tell us why you consolidated this structured entity borrower in the second quarter of 2013 rather than upon adoption of IFRS 10 on January 1, 2013, and discuss the specific circumstances requiring consolidation under IFRS 10.

Financial Instruments carried at Fair Value, page 75

20.   We note your disclosure beginning on page 77 related to Level 3 instruments, as well as the identification of Level 3 valuation techniques on page 82. However, it does not appear that you have included a description of the valuation techniques used for Level 2 financial instruments as we are unable to locate where you have identified the specific types of valuation models or methodologies that you utilized for measuring these instruments. Please tell us where you have included this information, or revise your disclosure in future filings to disclose the Level 2 valuation models by class of financial instrument. Refer to IFRS 13.93(d) and IAS 34.16A(j).

21.   We note your tabular disclosure of the sensitivity analysis by type of instrument on page 80. Please respond to the following:

•   Revise your disclosure in future filings to more clearly link the instruments included within this table with the classes of financial instruments included in the Level 3 table on page 77. For example, it is not clear whether any of your financial liabilities are reflected in the sensitivity table and it is also not clear from the introductory paragraphs to this table whether all of your Level 3 financial assets are included in the disclosure.

•   Confirm that the sensitivity analysis of unobservable parameters includes reasonably likely changes to each of the significant unobservable inputs disclosed for each of these instruments in the table on page 82. If not, please provide clarifying disclosure as to why.

22.   Within footnote 1 to your tabular disclosure of Level 3 valuation techniques and significant unobservable inputs on page 82, you disclose that the presentation in that table follows a product breakdown rather than accounting classification. In some cases, the table on page 82 is more disaggregated as compared to the financial instrument categories on page 77 but in some situations it is more aggregated. We note that the higher levels of aggregation appear to lead to wide ranges of inputs for some classes. Please revise your disclosure in future filings to address the following:

- Further disaggregate the financial instruments included in the table on page 82 where the instruments have been aggregated from the categories on page 77. For example, we note that you have aggregated sovereign and corporate debt securities into one category on page 82, and it appears this may lead to wider than necessary ranges of significant unobservable inputs.

- Improve the linkage between the tables on pages 77 and 82. For example, you have disclosed an available-for-sale category on page 77, but it is unclear which instruments on page 82 are included within that category. Similarly, the loans balance on page 82 is substantially higher than the loans categorized as trading on page 77, and it is not clear which category includes the remaining loan balances.

- In cases where you have provided wide ranges, consider including a weighted average of the inputs reported, and state your basis for calculating the weighted average (e.g., weighted average by notional or principal amounts). Alternatively, provide a qualitative discussion of the unobservable input range that addresses the underlying reason that the input range is wide for specific instruments at a specific point in time rather than a general discussion of why input ranges can potentially be wide. In this regard, consider disclosing the drivers of dispersion within the range, such as a particular position or instrument type as well as data point concentrations within the range.

23. We note that you disclose "price" as a significant unobservable input within your table on page 82. Please revise your disclosure in future filings to clarify the following:

- Whether you are using comparable prices for similar instruments (market comparables) or prices/quotes from third-party pricing services/brokers (vendor prices); and

- Whether a yield was considered in coming up with the price for various financial instruments. If true, disclose the yield or implied yield for the financial instrument as a significant unobservable input, or tell us why such disclosure is not appropriate or meaningful.

Other Contingencies, page 90

Mortgage Repurchase Demands, page 95

24. We note that the provisions related to repurchase demands appear to have increased from an insignificant amount in the 2011 Form 20-F, to €341 million in 2012, and to US$534 million as of June 30, 2013. Additionally, outstanding repurchase requests increased from US$638 million as of the end of 2011, to US$4.6 billion at the end of 2012, to $5.9 billion as of June 30, 2013. Please consider revising your disclosure in future filings to address the following:

- Given the significant increase in provisions and outstanding repurchase requests during the periods, consider expanding your disclosure to provide a separate rollforward of the mortgage repurchase provision with separate amounts for increases in the reserve due to changes in estimate and new loans sales and decreases attributable to utilization/realization of losses.

- Expand your disclosures to separately quantify, by counterparty (GSEs, private label, etc.), the amount of new repurchase demands each period and the amount of settled claims each period.

- We note your disclosure that there are other potential mortgage repurchase demands that you anticipate may be made, but you cannot reliably estimate their timing or amount. Tell us whether you have insight into the delinquency or default statistics for the remaining loans sales for which you have not been provided a release. If so, consider disclosing this information to provide additional context into the volume of potential loan repurchase requests that may occur.

- Tell us whether you are unable to estimate a provision amount for any class of counterparty given the lack of settlement history.

- Tell us whether you have included mortgage repurchase exposure in your estimate of aggregate future losses for which the possibility is more than remote but less than probable, which was €1.2 billion as of June 30, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Stephanie J. Ciboroski, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Laura Crotty at (202)-551-3563 with any additional questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director